EXHIBIT 99.1

Elan                                                         BIOGEN

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
MEDIA CONTACTS:
Elan - Anita Kawatra           Biogen - Tim Hunt                   Ketchum - Amy Losak
212-407-5755                   617-914-6524                        646-935-3917

INVESTOR CONTACTS:
Elan - Jack Howarth (U.S.)     Elan - Emer Reynolds (Europe)       Biogen - Christina Dillon
212-407-5740                   353-1-709-4000                      617-679-2812

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           ANALYSIS OF ANTEGREN(R) PHASE III INDUCTION CLINICAL TRIAL
                          IN CROHN'S DISEASE COMPLETED

Dublin, Ireland and Cambridge, MA - July 24, 2003 - Elan Corporation, plc (NYSE:ELN) and Biogen, Inc. (NASDAQ:BGEN) announced today that the Phase III induction trial of ANTEGREN(R) (natalizumab) did not meet the primary endpoint of "response" as defined by a 70-point decrease in the Crohn's Disease Activity Index ("CDAI") at week 10. This result appears to be due to a larger than expected placebo response rate. However, data from the study indicate that the biological activity of natalizumab was similar to that seen in the Phase II study published in the New England Journal of Medicine earlier this year. Additionally, there were no notable differences in the overall rates of side effects between natalizumab and placebo treatment groups through week 12.

"Although we did not meet the primary endpoint at week 10, other data from the trial suggest that natalizumab and its unique mechanism of action have an important effect on inflammation and these data further support our hypothesis that natalizumab will be useful in the treatment of immune-mediated diseases," said Lars Ekman, MD, PhD, Executive Vice President, Research and Development, Elan. "We will meet with regulatory authorities to discuss these data and determine the most appropriate path forward. In the meantime, we await results from the Crohn's `maintenance' trial."

As seen in the Phase II study, a significant effect was seen on multiple markers of inflammation including C-reactive protein and platelets in natalizumab-treated patients as compared to placebo. After review of the data, an analysis of a subset of patients comprising 72% of the total population enrolled in ENACT-1 demonstrated evidence of active inflammation. This

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substantial subset of patients with active inflammation had statistically significant clinical response and remission rates at week 10 and multiple other time points compared to placebo.

"These data show that natalizumab has an impact on biological activity in patients with Crohn's disease," said Burt Adelman, MD, Executive Vice President, Research and Development, Biogen. "The Phase III clinical trials evaluating natalizumab in MS are on track. Previous studies have indicated natalizumab's potential to reduce new inflammatory brain lesions and relapses in patients with relapsing forms of MS."

The Study
---------
The Phase III, double-blind, placebo-controlled trial known as ENACT-1 (Evaluation of Natalizumab in Active Crohn's disease Therapy-1) randomized patients to one of two treatment groups: 300 mg natalizumab or placebo in a 4:1 ratio (active to placebo) dosed at weeks 0, 4 and 8. The study evaluated 905 patients. The primary endpoint of "response" was defined as a 70-point decrease in the CDAI score and "remission" was defined as a CDAI score of less than or equal to 150, both at week 10. Secondary and tertiary endpoints included "response" and "remission" at other time points through week 12, "time to remission and response," mean changes in CDAI as well as quality of life measurements and inflammatory markers (e.g., C-reactive protein).

The week 12 response and remission endpoints were significant compared to placebo as was a secondary endpoint of IBDQ (Inflammatory Bowel Disease Questionnaire - a validated quality of life measurement) at week 10. Over the course of the study, the time to remission and, at weeks 6 through 12, mean changes in CDAI were also significant in natalizumab treated patients compared to those treated with placebo.

There were no notable differences in the overall rates of side effects between natalizumab and placebo treatment groups through week 12. The most common adverse events seen in the trial were headache, nausea and abdominal pain across both groups.

Analysis is underway to better understand the unusually high placebo response rate. Recently, high placebo response rates have been seen in Crohn's disease studies. The unexpected high rate

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in ENACT-1 may be attributed to the study design: a 4:1 randomization ratio may have led patients to believe that they would be assigned to the active treatment arm and thus experience a beneficial effect from treatment.

The Phase III data will be shared in greater detail with the medical and scientific community at medical meetings later this year.

Elan and Biogen are collaborating on the development, manufacturing and marketing of natalizumab. Natalizumab, a humanized monoclonal antibody, has a novel mechanism of action: it is the first alpha-4 antagonist in the new SAM (selective adhesion molecule) inhibitor class. The drug was designed to selectively inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into tissue (the gastrointestinal tract in Crohn's disease and the brain in MS) where they may otherwise cause or maintain inflammation.

Based on pre-clinical and investigational clinical studies demonstrating that selectively inhibiting alpha-4 integrin may prevent inflammation in immune-related inflammatory diseases, Elan and Biogen are pursuing a comprehensive clinical development program in Crohn's disease and MS. Positive findings from the Phase II studies in Crohn's disease and MS were published in the January 2, 2003 issue of the New England Journal of Medicine. To date, more than 3,000 patients have participated in Phase III natalizumab clinical studies.

Ongoing Phase III Clinical Trial Program
----------------------------------------
In addition to ENACT-1, the natalizumab "maintenance" trial in Crohn's disease - ENACT-2 (Evaluation of Natalizumab as Continuous Therapy-2) is ongoing.

Concurrently, two Phase III studies in MS are underway. AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) will evaluate the ability of natalizumab to slow the rate of disability in MS and reduce the rate of clinical relapses; SENTINEL (safety and efficacy of natalizumab in combination with AVONEX(R) [Interferon beta-1a] in patients with relapsing-remitting MS) will determine if the combination of natalizumab and AVONEX is more effective than treatment with AVONEX alone in slowing rate of disability and reducing rate of clinical relapses.

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Crohn's disease
---------------
Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory relapsing-remitting disease of the gastrointestinal tract, which commonly affects both men and women. The disease usually causes diarrhea, crampy abdominal pain, often fever, and at times rectal bleeding. Loss of appetite and subsequent weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), malnutrition and decreased growth rate in children.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Biogen is the world's oldest independent biotechnology company and a leader in biologics research, development and manufacturing. A pioneer in leading edge research in immunology, neurobiology and oncology, Biogen brings novel therapies to improve patients' lives around the world through its global marketing capabilities. For press releases and additional information about the company, please visit http://www.biogen.com.

                                      # # #

This press release contains forward-looking statements regarding the potential for ANTEGREN and future development efforts. These statements are based on the companies' current beliefs and expectations. Drug development and commercialization involve a high degree of risk. A number of risks and uncertainties could cause actual results to differ materially. For example, having failed to meet the primary endpoints in the ENACT-1 study, the companies are unable to predict when and if a filing for regulatory approval in the Crohn's indication will be made. Additional trials may be required to generate sufficient data for such a filing that could involve significant delay and expense. ANTEGREN development efforts could also be adversely affected if unexpected concerns arise from additional data analysis or from new data or as a result of discussions with regulatory authorities or other obstacles. Additional risks and uncertainties related to the companies' businesses are described from time to time in their respective periodic reports filed with the Securities and Exchange Commission. The companies do not undertake any obligation to publicly update their forward-looking statements, whether as the result of new information, future events or otherwise.


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